UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TERAWULF Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

88080T 104

(CUSIP Number)

2322 Blaisdell Ave South

Minneapolis, Minnesota 55404
(212) 343-8353

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ◻

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nazar M. Khan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,172,039
	10	SHARED DISPOSITIVE POWER 4,019,787
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,191,826
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(1)
14	TYPE OF REPORTING PERSON IN

[1]

Based on 145,577,629 shares of common stock, par value $0.001 per share (“Common Stock”), of TeraWulf Inc. (the “Issuer”) issued and outstanding as of January 27, 2023, as set forth in the Issuer’s preliminary prospectus supplement, dated February 1, 2023. Aggregate amount beneficially owned includes 1,388,889 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Yaqeen Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,679,857
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,679,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%(2)
14	TYPE OF REPORTING PERSON OO

[2]	Based on 145,577,629 shares of Common Stock of the Issuer, issued and outstanding as of January 27, 2023, as set forth in the Issuer’s preliminary prospectus supplement, dated February 1, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lake Harriet Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,687,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,687,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%(3)
14	TYPE OF REPORTING PERSON OO

[3]

Based on 145,577,629 shares of Common Stock of the Issuer, issued and outstanding as of January 27, 2023, as set forth in the Issuer’s preliminary prospectus supplement, dated February 1, 2023.  Aggregate amount beneficially owned includes 1,388,889 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 5 of 8

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the original Schedule 13D filed (with the Securities and Exchange Commission (the “Commission”) on December 23, 2021 (the “Schedule 13D”), as amended by Amendment No. 1 thereto, filed with the Commission on October 4, 2022, and Amendment No. 2 thereto, filed with the Commission on October 17, 2022, and is filed by (i) Mr. Nazar M. Khan, (ii) Yaqeen Trust I, a Minnesota trust (“Yaqeen Trust I”), and (iii) Lake Harriet Holdings, LLC, a Delaware limited liability company (“Lake Harriet Holdings”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.  The purpose of this Amendment No. 3 is to (i) disclose the purchase by Lake Harriet Holdings of 1,190,476 warrants to purchase shares of Common Stock, and (iii) disclose the entry by Lake Harriet Holdings into the Voting and Support Agreement, dated as of January 30, 2023.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

On January 30, 2023, Lake Harriet Holdings entered into a subscription agreement and warrant agreement with the Issuer pursuant to which it purchased 1,190,476 warrants, each exercisable to purchase one share of the Issuer’s Common Stock at an exercise price of $0.00001 per share of Common Stock (the “Lake Harriet Holdings Warrants”), for an aggregate purchase price of $1.25 million paid in cash. References to, and descriptions of the subscription agreement and warrant agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of those agreements, which are filed as Exhibits 7 and 8 hereto, respectively, and are incorporated into this Schedule 13D by reference.

Simultaneously, in order to increase the number of shares available for issuance by the Issuer in a public offering of common stock, the Issuer entered into an exchange agreement with one of its existing stockholders, pursuant to which such stockholder exchanged a total of 12,000,000 shares of Common Stock for 12,000,000 warrants, each exercisable to purchase one share of the Issuer’s Common Stock at an exercise price of $0.00001 per share of Common Stock (the “Exchange Warrants”)

The Exchange Warrants and the Lake Harriet Holdings Warrants will be immediately exercisable after the Issuer’s stockholders approve amendments to increase the Issuer’s authorized shares of Common Stock from 200,000,000 to 400,000,000 (the “Common Stock Increase Amendment”). The Exchange Warrants and the Lake Harriet Holdings warrants will expire on December 31, 2023.

The Issuer is also seeking the approval of its stockholders to increase the maximum number of authorized shares of preferred stock, with the par value of $0.001 per share, from 25,000,000 to 100,000,000 (together with the Common Stock Increase Amendment, the “Share Increase Amendments”) and to (ii) remove the restriction on stockholder action by written consent (the “Written Consent Amendment” and, together with the Share Increase Amendments, the “Charter Amendments”).

As an inducement for the stockholder to enter into the Exchange Agreement, the Issuer entered into a Voting and Support Agreement, dated January 30, 2023, with Paul Prager, Stammtisch Investments LLC, Lucky Liefern LLC, Heorot Power Holdings LLC, Somerset Operating Company LLC, Allin WULF LLC, Lake Harriet Holdings, LLC, Nazar Khan, Bayshore Capital LLC, Revolve Capital LLC, and Opportunity Four of Parabolic Ventures Holdings LLC A DE Series (the “Voting and Support Agreement”). Pursuant to the Voting and Support Agreement, such shareholders agreed with the Issuer to vote in support of the Charter Amendments at the Special Meeting. References to, and descriptions of, the Voting and Support Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Voting and Support Agreement which is filed as Exhibit 9 hereto, and is incorporated into this Schedule 13D by reference.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 6 of 8

Item 4. Purpose of Transaction.

The information set forth under Item 3 above is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

References to percentage ownerships of the Common Stock in this Schedule 13D are based on 145,577,629 shares of Common Stock of the Issuer, issued and outstanding as of January 27, 2023, as set forth in the Issuer’s preliminary prospectus supplement, dated February 1, 2023.

(a)	and (b)

As of the date of this Schedule 13D, Mr. Nazar M. Khan may be deemed to be the beneficial owner of 14,191,826 shares of the Common Stock (approximately 9.7% of the Common Stock), 3,804,682 shares of the Common Stock which he holds directly, 4,019,787 shares of the Common Stock with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instruments of various trusts for the benefit of his family, 2,679,857 shares of the Common Stock with respect to which he has a beneficial interest by virtue of his position as the trustee of Yaqeen Trust I and 3,687,500 shares of the Common Stock with respect to which he has a beneficial interest by virtue of his position as the sole manager and president of Lake Harriet Holdings. Mr. Nazar M. Khan may be deemed to have sole dispositive power with respect to the 3,804,682 shares he holds directly, shared dispositive power with respect to 4,019,787 shares of the Common Stock held by various trusts for the benefit of his family, sole dispositive power with respect to 2,679,857 shares of the Common Stock held by Yaqeen Trust I and sole dispositive power with respect to 3,687,500 shares of the Common Stock held by Lake Harriet Holdings. Mr. Nazar M. Khan disclaims beneficial ownership of all such shares of the Common Stock.

(i)	As of the date of this Schedule 13D, Yaqeen Trust I may be deemed to be the beneficial owner of 2,679,857 shares of the Common Stock (approximately 1.8% of the Common Stock), which it holds directly. Yaqeen Trust I may be deemed to have sole dispositive power with respect to such shares of the Common Stock.
(ii)	As of the date of this Schedule 13D, Lake Harriet Holdings may be deemed to be the beneficial owner of 3,687,500 shares of the Common Stock (approximately 2.5% of the Common Stock) it holds directly. Lake Harriet Holdings may be deemed to have sole dispositive power with respect to such shares of the Common Stock.

The information set forth in Items 3 and 4 above is hereby incorporated into this Item 5(c) by reference, as applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 3 above is incorporated herein by reference.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 7 of 8

Item 7. Material to be Filed as Exhibits.

Exhibit 7	Subscription Agreement, dated as of January 30, 2023, between TeraWulf Inc. and Lake Harriet Holdings, LLC.

Exhibit 8	Warrant Agreement, dated as of January 30, 2023, between TeraWulf Inc. and Lake Harriet Holdings, LLC.

Exhibit 9

Voting and Support Agreement, dated as of January 30, 2023, between TeraWulf Inc., Paul Prager, Stammtisch Investments LLC, Lucky Liefern LLC, Heorot Power Holdings LLC, Somerset Operating Company LLC, Allin WULF LLC, Lake Harriet Holdings, LLC, Nazar Khan, Bayshore Capital LLC, Revolve Capital LLC, Opportunity Four of Parabolic Ventures Holdings LLC A DE Series.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2023

NAZAR M. KHAN

/s/ Nazar M. Khan

YAQEEN TRUST I

By: Nazar M. Khan, as trustee

/s/ Nazar M. Khan

LAKE HARRIET HOLDINGS, LLC

By: /s/ Nazar M. Khan
 Name: Nazar M. Khan
 Title:President

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).